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CASH FLOW
RESEARCH

GAMCO Investors, Inc.

April 12, 2010

Mr. James C. Taylor
CEO & President
SLI Industries, Inc.
520 Fellowship Road
Suite A-114
Mt. Laurel, NJ 08054

Dear James,

GAMCO has been monitoring the dynamics unfolding at SLI.

In light of GAMCO's ownership of the opportunities facing the company, we are considering two things; first in the near term having Gabelli & Company's institutional services entity host meetings for the management.

Second, perhaps for next year, suggest that we propose directors to the SLI Board.

Look forward to chatting with you about both.

Sincerely,

Mario J. Gabelli

MJG:dt